SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Notice of 2019 Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 29, 2020	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	Chairman of the Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF 2019 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2019 annual general meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) is to be held at North Building, Jinshan Hotel, No.1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Thursday, 18 June 2020 at 2:00 p.m. for the following purposes:

ORDINARY RESOLUTIONS

To consider and pass the following ordinary resolutions by way of non-cumulative voting:

(1)	to consider and approve the 2019 Work Report of the board of directors of the Company (the “Board”);

(2)	to consider and approve the 2019 Work Report of the Supervisory Committee of the Company;

(3)	to consider and approve the 2019 Audited Financial Statements of the Company;

(4)	to consider and approve the 2019 Profit Distribution Plan of the Company;

The Board proposed to the shareholders at the AGM to consider and approve the distribution of a dividend of RMB0.12 per share (including tax) based on the total number of issued shares of the Company as at the record date for distributing the dividend (which is 29 June 2020).

(5)	to consider and approve the 2020 Financial Budget Report of the Company;

(6)

to consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2020, and to authorise the Board to fix their remuneration;

(7)	to consider and approve the investment and construction project with annual production of 24,000 tons of precursor and 12,000 tons of 48K large tow carbon fiber (the “Investment Project”);

The Company considered and approved the Investment Project at the 21st meeting of the Ninth Session of the Board on 25 March 2020. The investment amount of the Investment Project is expected to be approximately RMB3.5 billion. The Investment Project does not constitute a connected transaction or a material asset restructuring. For details, please refer to the Company’s announcement dated 25 March 2020.

SPECIAL RESOLUTION

To consider and pass the following special resolution by way of non-cumulative voting:

(8)	to consider and approve the resolution for authorising the Board to determine the proposed plan for issuance of debt financing instrument(s):

“THAT:

(a)

Granting a general and unconditional mandate to the Board of Directors of the Company (the “Board”) (or director(s) of the Company (the “Directors”) authorised by the Board) to determine, within the extent of the amount of bonds that may be issued, the matters relating to the issuance of debt financing instruments, including (but not limited to) determining the registration, the actual type, amount to be issued, interest rate, term, target of issuance, use of proceeds of the relevant debt financing instruments, preparation, signing and disclosure of all necessary documents, and to deal with other relevant matters related to the issuance of debt financing instrument(s) under this resolution. The relevant debt financing instruments include short-term debentures and super-short term debentures. The issuance scale shall not exceed RMB3 billion (including RMB3 billion);

(b)	Subject to the above authorisation, the Board will in turn authorise the Chairman and/or a Director designated by the Chairman to carry out the above matters of registration and issuance; and

(c)	This resolution is valid from the date of approval until the conclusion of the 2020 annual general meeting of the Company.”

ORDINARY RESOLUTIONS

To consider and pass the following ordinary resolutions by way of non-cumulative voting:

(9)	to consider and approve the election of the following candidates as non-employee representative supervisors of the Tenth Session of the Supervisory Committee of the Company;

9.01	Zhang Xiaofeng

9.02	Zheng Yunrui

9.03	Choi Ting Ki

To consider and approve the following ordinary resolutions by cumulative voting:

(10)	to consider and approve the election of the following candidates as non-independent directors of the Tenth Session of the Board;

10.01	Wu Haijun

10.02	Guan Zemin

10.03	Jin Qiang

10.04	Jin Wenmin

10.05	Zhou Meiyun

10.06	Huang Xiangyu

10.07	Huang Fei

10.08	Xie Zhenglin

10.09	Peng Kun

(11)	to consider and approve the election of the following candidates as independent directors of the Tenth Session of the Board;

11.01	Li Yuanqin

11.02	Tang Song

11.03	Chen Haifeng

11.04	Yang Jun

11.05	Gao Song

Details of the resolutions no. 9, 10 and 11 to be proposed at the AGM will be set out in the circular of the Company to the holders of the Company’s H shares to be despatched by the Company in due course. Such circular will also be made available on the websites of the Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) and the Company (www.spc.com.cn).

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Wu Haijun
Chairman

Shanghai, the PRC, 29 April 2020

Notes:

I.	Attendee of the AGM

1.	Eligibility for attending the AGM

Holders of A shares of the Company whose names appear on the domestic shares register of the Company maintained by Shanghai Branch of China Securities Depository and Clearing Corporation Limited (the “CSDC Shanghai Branch”) and holders of H shares of the Company whose names appear on the register of members of the Company maintained by the Company’s H shares share registrar, Hong Kong Registrars Limited, at the close of business on Friday, 29 May 2020 are eligible to attend the AGM. Unregistered holders of H shares who wish to attend the AGM shall lodge the transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Monday, 18 May 2020.

2.	Proxy

(1)	A member eligible to attend and vote at the AGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her behalf. A proxy need not be a shareholder of the Company.

(2)

A proxy should be appointed by a written instrument signed by the shareholder or its attorney duly authorized in writing. If the form of proxy is signed by the attorney of the shareholder, the power of attorney authorizing the attorney to sign or other authorization document(s) must be notarized.

(3)

To be valid, the form of proxy and/or the power of attorney or other authorization document(s) which has/have been notarised must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the AGM (i.e. not later than 2:00 p.m. on Wednesday, 17 June 2020). Holders of A shares shall deliver the relevant document(s) to the Company at No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC, Postal code: 200540. Holder of H shares shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the Company does not receive the original copy of the relevant document(s) before the aforesaid time, the shareholder will be deemed as having not attended the AGM and the relevant form of proxy will be deemed void.

3.	The directors, the supervisors and senior management of the Company

4.	The lawyers of the Company

5.	Others

II.	Registration procedures for attending the AGM

1.

A shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the AGM. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a representative is appointed by the corporate shareholder to attend the meeting, the representative shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.	Shareholders who intend to attend the AGM should complete and return the reply slip for 2019 AGM to the Company before Friday, 29 May 2020. For details, please refer to the reply slip for 2019 AGM.

III.	Others

1.	Each shareholder or his/her proxy shall exercise his/her voting rights by way of poll.

2.

In respect of resolutions no. 10 and 11 regarding election of directors, as required under Article 120 of the Articles of Association and Article 63 of the Rules of Procedure for Shareholders’ General Meeting, if the controlling shareholder of the Company exercises more than 30% of control over votes, when resolutions are proposed for the election of directors at a shareholders’ general meeting, the cumulative voting system shall be adopted. Thus, where two or more directors will be elected in a shareholders’ general meeting, each share held by a shareholder shall have voting rights equal to the total number of candidates proposed for election. A shareholder may either give all of his/her/its votes to one candidate, or allocate his/her/its votes to several persons. Meanwhile, independent directors and the other Board members are to be elected separately. Currently, China Petroleum & Chemical Corporation, the Company’s controlling shareholder, has more than 30% of control over the Company and as more than two directors will be elected, the cumulative voting system will be adopted when voting on the relevant resolutions and counting the votes.

In this election of directors, independent directors and other Board members will be elected separately. To ensure that your voting rights is fully exercised, the following notes basing on resolution no. 10 as an example briefly explain matters that you should be aware of when completing the number of votes under the “cumulative voting system” (matters to be aware of in respect of resolution no. 11 are the same as for resolution no. 10). Please refer to the following explanation and fill in your votes for resolutions no. 10 and 11:

(i)

In respect of resolution no. 10, each share you hold has voting rights equal to the total number of non-independent directors to be elected. For example, if you hold 1 million shares, and the total number of non-independent directors to be elected is nine, the total number of shares for which you have the voting rights under resolution no. 10 will be 9 million shares (i.e. 1 million shares x 9 = 9 million shares).

(ii)

Please state the number of votes in the column “for” and/or “against” you give to each of the candidates for election as non-independent director. Please note that you may give equal number of votes to each candidate, or give all your votes as represented by the shares you hold to one particular candidate as non-independent director, or a certain number of votes as represented by the shares you hold to certain candidates (one, two, three to nine, similar hereinafter) as non-independent director. For example, if you own 1 million shares of the Company, and 9 directors should be elected in this election, the total number of shares for which you have the voting rights under resolution no. 10 is 9 million shares. Out of the 9 million shares, you can either share your voting rights equally to 9 candidates for election as non-independent directors so that you may vote 1 million shares to each candidate (vote for or against); or, give all of the 9 million votes to one particular candidate as non-independent director (either for or against), or, 4 million shares to candidate A (either for or against), 3 million shares to candidate B (either for or against), 1 million shares to candidate C (either for or against), and 1 million shares to candidate D (either for or against) as non-independent director.

(iii)

After you have allocated all the voting rights represented by all of the shares held by you to a certain number of candidates for non-independent directors, you do not have further voting rights in respect of other candidates for non-independent director. That is, the sum of all the voting rights you voted for or against the nine candidates for election as non–independent director shall not exceed the total number of voting rights represented by the shares held by you.

(iv)

Please note with particular attention that, if the total number of votes you have exercised and allocated to a certain number of candidates for non-independent director exceeds the total number of voting rights represented by the shares held by you, all your votes shall become void, and you will be deemed to be abstained from voting. If the total number of votes you have exercised and allocated to a certain number of candidates for non-independent director is less than the total number of voting rights represented by the shares held by you, your votes are valid, and those votes not exercised will be deemed as being abstained from voting. For example, if you own 1 million shares, and 8 non-independent directors should be elected in this election, the total number of votes as represented by your shares under resolution no. 10 will be 9 million: (a) if you have stated “9 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of one particular candidate for non-independent director, then your voting rights are fully utilized, and you do not have any further votes in relation to other candidates for non–independent director. If you have stated the number of shares (other than 0 shares) in other corresponding columns under resolution no. 10, then all your votes in respect of resolution no. 10 will become void; or (b) if you have stated “5 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate A, and “2 million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate B, then your votes as represented by such 7 million shares are valid, whilst the remaining 2 million shares which have not been allocated shall be deemed to have been abstained from voting.

(v)

Where the total number of votes in favor of a candidate for non-independent director exceeds one-half of the total number of shares with voting rights represented by shareholders attending the general meeting (based on the non-cumulative number of shares) and the votes for exceed the votes against, that candidate will be elected as a non-independent director. If the number of non-independent directors so elected exceeds the number of non-independent directors to be elected, then those receiving the most number of votes in favor shall be elected as non-independent directors (provided that if two or more candidates receiving lesser votes in favor have an equal number of votes, and the election of whom would cause the number of persons elected to exceed the number of non- independent directors to be elected, then such candidates will be deemed to have not been elected). If an insufficient number of non-independent directors are elected at the shareholders’ general meeting to fill the number of non-independent directors to be elected, then a further round of voting will be conducted for the remaining positions, until all the non-independent directors have been elected.

3.	The AGM is expected to last for less than a working day. Shareholders or their proxies who will attend the AGM shall be responsible for their own transportation and accommodation expenses.

4.	Notes to the holders of the Company’s H shares:

Date of closure of register of members in relation to the eligibility of attending the AGM

The register of members of the Company’s H shares will be closed from Tuesday, 19 May 2020 to Thursday, 18 June 2020 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the shareholders’ eligibility to attend the AGM. Unregistered holders of the Company’s H shares who wish to attend and vote at the AGM should lodge the H shares transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Monday, 18 May 2020.

Date of closure of register of members in relation to the distribution of final dividend to holders of the Company’s H shares

The Board has proposed to distribute a dividend for the year of 2019 of RMB0.12 per share (tax inclusive) (the “Final Dividend”) based on the total number of shares of the Company on the record date for dividend distribution. Subject to the passing of the resolution by the shareholders of the Company at the AGM, the Final Dividend is expected to be distributed on or around Tuesday, 21 July 2020 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Monday, 29 June 2020. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

The register of members of the Company’s H shares will be closed from Wednesday, 24 June 2020 to Monday, 29 June 2020 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the shareholders’ entitlement to receive the Final Dividend. Unregistered holders of the Company’s H shares who wish to receive the Final Dividend should lodge the H shares transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited at Shops 1712– 1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Tuesday, 23 June 2020.

For domestic individual and corporate investors who invested in H shares of the Company via Southbound Trading, the Company has entered into “The Agreement on Distribution of Cash Dividends of H shares for Southbound Trading” with CSDC Shanghai Branch, pursuant to which, the CSDC Shanghai Branch, as the nominee holder of H shares of the Company for the investors of Southbound Trading, will receive cash dividend distributed by the Company and distribute the cash dividend to the relevant investors of Southbound Trading through its depository and clearing system. The arrangement of the record date of the investors of Southbound Trading is consistent with that of the Company’s H shares shareholders. The Final Dividend is expected to be paid within three business days of Southbound Trading from Tuesday, 21 July 2020. The Final Dividend payable to the investors of Southbound Trading who invested in H shares of the Company will be paid in Renminbi.

Withholding of both corporate and individual income tax on dividends:

Pursuant to the Law of the People’s Republic of China on Enterprise Income Tax and its implementation rules and the relevant provisions, when the Company distributes dividends to its shareholders who are overseas non-resident enterprises on the register of members of H shares of the Company, the Company has the obligation to withhold the enterprise income tax at a rate of 10%. All shares registered in the name of non-individual shareholders on the register of members of H shares of the Company, including HKSCC (Nominees) Limited, other corporate nominees and trustees, or other groups and organizations will be treated as shares held by non-resident enterprise shareholders and, thus, the income tax will be withheld on the dividends received. If any holder of the Company’s H shares would like to change his/ her/its residency status, please enquire the relevant procedures with his/her/its nominee or trustee.

Pursuant to the Guo Shui Han [2011] No. 348 issued by the State Administration of Taxation, for individual holders of the Company’s H shares (the “Individual H Shares Shareholders”), the Company shall withhold and pay the individual income tax for dividends on behalf of such shareholders. Meanwhile, the Individual H Shares Shareholders may be entitled to relevant tax preferential treatments under the tax agreements between the PRC and the countries in which the Individual H Shares Shareholders reside or under the tax arrangements between Mainland China and Hong Kong (Macau). For Individual H Shares Shareholders who are Hong Kong or Macau residents or who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company will withhold and pay individual income tax at the rate of 10% on behalf of such Individual H Shares Shareholders. For Individual H Shares Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company may make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Announcement of the State Administration of Taxation in relation to Issuance of the “Administrative Measures on Preferential Treatment Entitled by Non-residents Under Tax Treaties”(《國家稅務總局關於發佈〈非居民納稅人 享受稅收協定待遇管理辦法〉的公告》). For Individual H Shares Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of higher than 10% but lower than 20% in respect of dividend, the Company will withhold and pay individual income tax at the actual agreed tax rate on behalf of such Individual H Shares Shareholders. For Individual H Shares Shareholders who reside in a country which has not entered into any tax agreement with the PRC or which has entered into a tax agreement with the PRC stipulating a tax rate of 20% in respect of dividend, or under any other circumstances, the Company will withhold and pay the individual income tax at a tax rate of 20% on behalf of such Individual H Shares Shareholders.

Pursuant to the Notice on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No. 81):

For dividends received by the Mainland China investors who invest in H shares of the Company via the Shanghai-Hong Kong Stock Connect, the Company will withhold and pay income tax at the rate of 20% on behalf of such individuals and investment funds. The Company will neither withhold nor pay income tax of the dividends received by corporate investors, and the tax should be declared and paid by the corporate investors themselves.

For dividends received by Hong Kong investors (enterprises or individuals) that invest in A shares of the Company via the Shanghai-Hong Kong Stock Connect, income tax shall be withheld at the tax rate of 10% by the Company and the Company shall undergo the procedure of tax withholding and declaration with the tax authorities in charge. For investors who reside in a country which has entered into a tax agreement with the PRC stipulating a tax rate of less than 10% in respect of dividend, the enterprises or individuals may apply to the taxation authority of the Company for tax preference of the tax agreement by themselves or authorize the tax withholding obligator to file such an application. The taxation authority in charge will, after verification and approval, refund the taxes based on the difference between the taxes levied and the taxes payable calculated according to the tax rate of the tax agreement.

The Company will determine the country of residence of the Individual H Shares Shareholders based on the registered address as recorded in the register of members of the Company’s H shares (the “Registered Address”) as at the close of business on Monday, 29 June 2020 and will withhold and pay individual income tax on that basis. If the country of residence of the Individual H Shares Shareholder is not the same as the Registered Address, the Individual H Shares Shareholder shall notify the Company’s H shares share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, and provide relevant supporting documents not later than 4:30 p.m. on Tuesday, 23 June 2020. If the Individual H Shares Shareholders do not provide relevant supporting documents to the Company’s H shares share registrar within the time limit stated above, the Company will determine the country of residence of the Individual H Shares Shareholders based on the Registered Address recorded in the register of members of the Company’s H shares as at the close of business on Monday, 29 June 2020.

The Company will assume no liability and will not entertain any claims arising from and whatsoever in respect of any delay or error in determination of the residency status of the H shares shareholders of the Company or any disputes over the tax withholding mechanism.

If holders of the Company’s H shares have any questions regarding the aforesaid arrangements, please consult your tax advisor on the taxation impact in Mainland China, Hong Kong and other countries (regions) for owning and disposing the Company’s H shares.

The record date, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced in a separate announcement.

5.	The Secretariat for the AGM is: The Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited, the contact details are as follows:

No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050